Mail Stop 6010

January 18, 2007

CT Corporation System
111 Eighth Avenue
New York, NY 10011

Re: **JA Solar Holdings Co., Ltd.**
        Registration Statement on Form F-1
        Filed January 16, 2006
        File No. 333-140002

Ladies and Gentlemen:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your submission. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please submit on Edgar all copies of correspondence previously sent to the SEC via mail or facsimile, including copies of letters sent to the Staff in response to Staff comments.

Recent Developments, page 2

2.   We note your disclosure in the first paragraph on page 2. It is inappropriate to present revenues for the noted periods without an appropriate measure of income. Please revise your disclosure accordingly or remove such disclosure.

3.   Given the disclosure in the second paragraph of this section, in the second paragraph on page 73, and in the first paragraph on page 82, please supplement your disclosure in your Management's Discussion and Analysis section to discuss any known trends, uncertainties, demands, commitments or events resulting from or related to the PowerLight and Crown Renewable Energy agreements that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D of Form 20-F.

Prepayment arrangements for procurement of silicon wafers…, page 15

4.   Clarify in your disclosure the statement regarding M.SETEK's agreement to credit US$1.00 against your US$100 million prepayment for each silicon wafer it will deliver to you. For example, will this credit apply to the current $5.00 unit price or does the unit price currently reflect such credit? Will this credit apply to future unit prices that are not as yet determined?

Contractual Obligations, page 63

5.   Revise your disclosure to identify the European supplier with whom you entered into a polysilicon supply agreement in January 2007, and file such agreement as an exhibit to your registration statement. Similarly, to the extent required by Item 601 of Regulation S-K, please file as exhibits the agreements related to your purchase of new equipment for your planned facilities in Shanghai.

Exhibits

6.   Please file as an exhibit the long-term sales agreement with Crown Renewable Energy, LLC referenced on page 82 of your registration statement.

Exhibit 5.1

7.   Please obtain an updated opinion of counsel that eliminates the reference to a "to be filed" registration statement and a "draft" of the prospectus. The revised opinion should refer specifically to the registration statement filed and its file number.

Exhibit 10.10

8.	We note your reference to an application for confidential treatment. We will review and provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Gregory G.H. Miao Esq. – Skadden, Arps, Slate, Meagher & Flom